From:	Linda V. Jacobson [lvjacobson@JonesDay.com] on behalf of David M. Mahle [dmmahle@JonesDay.com]
Sent:	Wednesday, December 28, 2011 3:00 PM
To:	Rupert, Kevin C.
Subject:	BLDRS Index Fund Trust - Cover Letter and Blackline
Attachments:	DOC115.PDF; Rule 485 Blackline.pdf

Kevin:

As discussed, please find attached a cover letter and the requested blackline relating to the BLDRs Index Fund Trust.

Regards,

David M. Mahle

David M. Mahle
(Ph.) 212-326-3417
(Fax) 212-755-7306
dmmahle@jonesday.com

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JONES DAY

222 EAST 41ST STREET • NEW YORK, NEW YORK 10017.6702
TELEPHONE: +1.212.326.3939 • FACSIMILE: +1.212.755.7306

Direct Number: (212) 326-3417
dmmahle@JonesDay.com

JP638749:dmm
261984-600001

December 28, 2011

VIA ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attention: Kevin Rupert

Dear Kevin:

As we discussed, please find attached a blackline of the portion of the Rule 485(a) Post-Effective Amendment to the Registration Statement on Form S-6 (the "Rule 485(a) Filing") for the BLDRs Index Fund Trust (the "BLDRs Fund") that was filed on November 30, 2011 marked against the same portion of the Rule 485(b) Post-Effective Amendment to the Registration Statement on Form S-6 (the "Rule 485(b) Filing") for the BLDRs Fund that was filed on January 28, 2011. Although the Rule 485(a) Filing includes additional modifications, the changes other than those reflected in the attachment consist of Rule 485(b)(1) material, which will be completed for the Rule 485(b) post-effective amendment that we anticipate filing in January 2012. As a result, the marked portion attached hereto reflects the changes that may be considered information that is not contemplated by Rule 485(b)(1). If you would like to see a blackline reflecting all changes made between the Rule 485(b) Filing and the Rule 485(a) Filing we will be happy to provide you this blackline, at your request.

Please do not hesitate to contact me or Thomas C. Daniels (216-586-7017) at your convenience if you would like to discuss this matter further.

Very truly yours,

David M. Mahle

Enclosures

CLI-1952504v1

As filed with the Securities and Exchange Commission on November 30, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

POST EFFECTIVE AMENDMENT NO. 10

TO

FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A. Exact name of trust:
BLDRS INDEX FUNDS TRUST
BLDRS ASIA 50 ADR INDEX FUND
BLDRS DEVELOPED MARKETS 100 ADR INDEX FUND
BLDRS EMERGING MARKETS 50 ADR INDEX FUND
BLDRS EUROPE 100 ADR INDEX FUND

B. Name of depositor (Sponsor):
Invesco PowerShares Capital Management LLC

C. Complete address of Sponsor's principal executive offices:
Invesco PowerShares Capital Management LLC
300 West Roosevelt Road
Wheaton, IL 60187

D. Name and complete address of agent for service:
Andrew Schlossberg, Chief Executive Officer,
Invesco PowerShares Capital Management LLC
300 West Roosevelt Road
Wheaton, IL 60187

Copy to:
David M. Mahle
Jones Day
222 East 41st Street
New York, NY 10017

It is proposed that this filing will become effective on the 60th day after filing pursuant to paragraph (a) of Rule 485

E. Title of securities being registered:
An indefinite number of units of Beneficial Interest pursuant to Rule 24f-2 under the Investment Company Act of 1940.

F. Approximate date of proposed sale to public:
☐ Check box if it is proposed that this filing will become effective on the date hereof pursuant to paragraph (b) of Rule 485.

G. Amount of filing fee:
In accordance with Rule 24f-2, no registration fee was paid in connection with the filing of the Rule 24f-2 Notice on December 23, 2011 for the Trust's most recent fiscal year.

H. Approximate date of proposed sale to public:
As soon as practicable after the Effective Date of the Registration Statement.
It is proposed that this filing will become effective on the 60th day after filing pursuant to paragraph(a) of Rule 485

EXPENSES OF A FUND

After reflecting waivers and reductions, ordinary operating expenses of each Fund are currently being accrued at an annual rate of 0.30% per year of each Fund's daily average net assets; future accruals will depend primarily on the level of each Fund's net assets and the level of Fund expenses. There is no guarantee that each Fund's ordinary operating expenses will not exceed 0.30% per year and under the Trust Agreement and Indenture such rate may be changed without notice. Therefore, it is possible that, on any day and during any period over the life of each Fund, total fees and expenses of each Fund may exceed 0.30% per year.

The Sponsor has undertaken that, until determined otherwise, the ordinary operating expenses of each Fund as calculated by the Trustee will not exceed an amount which is 0.30% per year of the daily NAV of such Fund. To the extent during such period the ordinary operating expenses of a Fund exceed the 0.30% amount, the Licensor will first waive licensing fees applicable to that Fund and, if such waiver is insufficient, the Sponsor will thereafter reimburse that Fund for or assume such excess ordinary operating expenses. Ordinary operating expenses of a Fund will not include taxes, brokerage commissions and such extraordinary non-recurring expenses as may arise, including the cost of any litigation to which a Fund or Trustee may be a party. The Licensor and the Sponsor may be repaid by a Fund for, respectively, licensing fees so waived or expenses so reimbursed or assumed, in each case to the extent that subsequently during such period expenses fall below the 0.30% per year level on any given day.

The Sponsor or the Trustee from time to time may voluntarily assume some expenses or reimburse a Fund so that total expenses of a Fund are reduced, although neither the Sponsor nor the Trustee is obligated to do so and either one or both parties may discontinue such voluntary assumption of expenses or reimbursement at any time without notice.

Under the Trust Agreement and Indenture, the following charges are or may be accrued and paid by a Fund: (a) the Trustee's fee; (b) fees payable to transfer agents for the provision of transfer agency services; (c) fees of the Trustee for extraordinary services; (d) various governmental charges; (e) any taxes, fees and charges payable by the Trustee with respect to Shares; (f) expenses and costs of any action taken by the Trustee or the Sponsor to protect a Fund and the rights and interests of Beneficial Owners of Shares; (g) indemnification of the Trustee or the Sponsor for any losses, liabilities or expenses incurred by it in the administration of a Fund without gross negligence, bad faith, willful misconduct or willful malfeasance on its part or reckless disregard of its obligations and duties; (h) expenses incurred in contacting Beneficial Owners of Shares during the life of a Fund and upon termination of a Fund; (i) brokerage commissions and other transactional charges incurred by the Trustee when acquiring or selling Index Securities; and (j) other out-of-pocket expenses of a Fund.

Since inception, the Trustee has used the services of BNY ConvergExecution Solutions, LLC ("ConvergEx"), an affiliated broker-dealer, for the execution of all brokerage transactions for the Trust, including adjustments to the Portfolio in connection with the addition or removal of Index Securities from the Index. ConvergEx receives a fixed commission per Index Security share on all such brokerage transactions and, in return for such commission, seeks to execute purchases and sales of Index Security shares at the closing price or at a price more beneficial to the Trust. Any price improvement relative to the closing price of the Index Security that is obtained by ConvergEx is for the benefit of that Trust, and not the Trustee or ConvergEx.

The Trust Agreement requires the Trustee to direct its securities transactions only to brokers or dealers, which may include affiliates of the Trustee, from which the Trustee expects to obtain the most favorable prices for execution of orders. The Trustee has reviewed the execution services ConvergEx provides to the Trust and has determined that they are consistent with the requirements of the Trust Agreement.

Aggregate annual brokerage commissions paid to ConvergEx by the Trust are included in Note 5, Related Party Transactions, in the notes to the Trust's financial statements.

Insofar as indemnification for liability arising under the Securities Act of 1933 ("1933 Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

The Sponsor reserves the right to charge each Fund a special sponsor fee from time to time in reimbursement for certain services it may provide to each Fund which would otherwise be provided by the Trustee in an amount not to exceed the actual cost of providing such services.

In addition to the specific expenses discussed above, the following expenses are or may be charged to a Fund: (a) reimbursement to the Sponsor of amounts paid by it to the Licensor in respect of annual licensing fees pursuant to the License Agreement; (b) federal and state annual registration fees for the issuance of Shares; and (c) expenses of the Sponsor relating to the printing and distribution of marketing materials describing Shares of each Fund (including, but not limited to, associated legal, consulting, advertising and marketing costs and other out-of-pocket expenses such as printing). Pursuant to the provisions of an exemptive order, the special sponsor fee and the expenses set forth in items (a), (b) and (c) in this paragraph may be charged to each Fund by the Trustee in an amount equal to the actual costs incurred, but in no case will such charges exceed 0.30% per year of the daily NAV of each Fund.

If the income received by a Fund in the form of dividends and other distributions on the securities in the Fund's portfolio is insufficient to cover its expenses, the Trustee may make advances to a Fund to cover such expenses, secured by a lien in the Trustee's favor on the Fund's assets; otherwise the Trustee may sell securities held in a Fund's portfolio in an amount sufficient to pay such expenses. The Trustee may reimburse itself in the amount of any such advance, plus any amounts required by the Federal Reserve Board which are related to such advances, together with interest thereon at a percentage rate equal to the then current overnight federal funds rate, by deducting such amounts from: (1) dividend payments or other income of a Fund when such payments or other income is received; (2) the amounts earned or benefits derived by the Trustee on cash held for the benefit of a Fund; and (3) the sale of Securities. In the event that any advance remains outstanding for more than forty-five (45) Business Days, the Trustee may sell Fund Securities to reimburse itself for the amount of such advance and any accrued interest thereon. In addition to adjustments to a Fund's portfolio from time to time to conform to changes in the composition or weighting of the Index Securities, the Trustee is also ordinarily required to sell a Fund's Securities to obtain sufficient cash proceeds for the payment of a BLDRS Index Fund's fees and expenses at any time that projected annualized fees and expenses accrued on a daily basis exceed projected annualized dividends and other Fund income accrued on a daily basis by more than 1/100th of one percent (0.01%) of the NAV of the relevant Fund.

Whenever the 0.01% threshold is exceeded, the Trustee will sell sufficient Fund Securities to cover such excess by no later than the next occasion it is required to make adjustments to Fund's portfolio due to a Misweighting unless the Trustee determines in its discretion, that such a sale is unnecessary because the cash to be generated is not needed by the Fund at that time for payment of expense then due or because the Trustee otherwise determines that such sale is not warranted or advisable. At the time of the sales, the Trustee shall first sell a Fund's Securities that are over weighted as compared to their relative weighting in the relevant BNY Mellon ADR Index.